MPM TECHNOLOGIES, INC.
                                199 POMEROY ROAD
                              PARSIPPANY, NJ 07054

December 31, 2008

Ms. Tracie Towner
United States
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549-0405

Re:  MPM Technologies, Inc.
     Form 10-KSB for Fiscal Year Ended December 31, 2007
     File No. 0-14910

Dear Ms. Towner,

Thank you for your assistance in our conference telephone call last week. This letter will again be in response to your July 31, 2008 comment letter.

We propose to make the following changes to our December 31, 2007 Form 10-KSB for the fiscal year ended December 31, 2007:

Under the caption "MPM MINING, INC.", we would change the wording regarding management's intention to hold the properties as an investment. We would also remove the wording regarding the joint venture partner. Instead we would write the following for the first and second paragraph under the referenced caption:

"The company owns 7.5 patented claims and 2 unpatented claims, and leases 7 patented claims with options to purchase on approximately 300 acres in Montana's historical Emery Mining District. It also owns a 200-ton per day onsite floatation mill. Companies such as Exxon Corporation, Freeport McMoran Gold Company and Hecla Mining Company in addition to MPM Mining have conducted extensive exploration in the area.

MPM management believes that resuming mining operations is a way to generate positive cash flows and mitigate the continuing losses from other operations given the current market prices and conditions for precious metals. Accordingly, management will investigate its needs to make this happen."

Under the caption "Item 2. Properties", we would remove the last two sentences in the fourth paragraph.

On the Consolidated Balance Sheet for December 31, 2007, we would change the caption "Mineral property held for investment (Note 10)" to "Mineral property (Note 10)".

At December 31, 2007, mineral properties with a carrying amount of $1,070,368 were tested for recoverability. A cash flow table was prepared to illustrate the expected returns assuming that mining operations would be starting in started in mid-2010. F.or the years 2008 and 2009, MPM management will be actively seeking a joint-venture partner for its mining operations. Failing that, MPM will restart mining operations on its own. It was also assumed that the properties could be mined nine to ten months out of the year (or 200 working days) except for 2010 for which four to five months was considered (100 days).

The following table illustrates the calculation of the weighted average for gold and silver based on the testing that had previously been done on the mining properties

Location                      Estimated Gold Ounces      Estimated Silver Ounces
--------                      ---------------------      -----------------------

Emery Mine                            21,554                      891,712
Emery Stockpile                        4,663                      166,317
Bonanza                               28,852                      450,273
Hidden Hand                           25,660                           --
                                  ----------                   ----------

Total estimated ounces                80,729                    1,508,302

Total estimate tonnage               523,998                      315,379

Weighted average estimated
yield per ton                          0.154                        4.783

The following table shows by year the range and probability of possible cash flows expected to result from mining the properties over the next ten years beginning in 2008. It also shows by year the computation of expected cash flows.The significant assumptions in preparing this table are that the estimated costs involved with restarting the mining operations of $300,000. The market price of gold was assumed to be $600 per ounce, and $12 per ounce for silver. The costs of extraction are expected to be $400 per ounce of gold and $8 per ounce of silver (67% of market price). The table also shows three production levels. The probability that production will be 150 tons per day is 50%. The probability that production will be 175 tons per day is 30%, and for 200 tons per day is 20%.

           Total Cash Flow            Probability              Expected
Year       Estimate (Market)           Assessment             Cash Flows
----       -----------------           ----------             ----------


2008             (4,000)                   50%                  (2,000)
                 (4,000)                   30%                 (1,2000)
                 (4,000)                   20%                    (800)
                                                            ----------
                                                                (4,000)

2009             (4,000)                   50%                  (2,000)
                 (4,000)                   30%                  (1,200)
                 (4,000)                   20%                    (800)
                                                            ----------
                                                                (4,000)

2010            448,800                    50%                 224,400
                573,600                    30%                 172,080
                698,400                    20%                 139,680
                                                            ----------
                                                               536,160

2011          1,497,600                    50%                 748,800
              1,747,200                    30%                 524,160
              1,996,800                    20%                 399,360
                                                            ----------
                                                             1,672,320

2012          1,497,600                    50%                 748,800
              1,747,200                    30%                 524,160
              1,996,800                    20%                 399,360
                                                            ----------
                                                             1,672,320

2013          1,497,600                    50%                 748,800
              1,747,200                    30%                 524,160
              1,996,800                    20%                 399,360
                                                            ----------
                                                             1,672,320

2014          1,497,600                    50%                 748,800
              1,747,200                    30%                 524,160
              1,996,800                    20%                 399,360
                                                            ----------
                                                             1,672,320

2015          1,497,600                    50%                 748,800
              1,747,200                    30%                 524,160
              1,996,800                    20%                 399,360
                                                            ----------
                                                             1,672,320

2016          1,497,600                    50%                 748,800
              1,747,200                    30%                 524,160
              1,996,800                    20%                 399,360
                                                            ----------
                                                             1,672,320

2017          1,497,600                    50%                 748,800
              1,747,200                    30%                 524,160
              1,996,800                    20%                 399,360
                                                            ----------
                                                             1,672,320

The following table shows the computation of the present value of the expected flows; that is, the sum of the present values of the expected cash flows by year, which are calculated by discountiing those cash flows at a risk-free rate.


                                        Risk-Free             Expected
                 Expected                Rate of               Present
YEAR            Cash Flows               Interest               Value
----            ----------               --------               -----

2008               (4,000)                  5.0%            $   (3,628)

2009               (4,000)                  5.1                 (3,446)

2010              536,160                   5.2                437,755

2011            1,672,320                   5.4              1,285,631

2012            1,672,320                   5.6              1,204,526

2013            1,672,320                   5.8              1,125,641

2014            1,672,320                   6.0              1,047,979

2015            1,672,320                   6.2                972,029

2016            1,672,320                   6.4                898,221

2017            1,672,320                   6.6                826,933

Total                                                       $7,791,643

We have therefore concluded that there is no impairment of this asset from its recorded amount.


Sincerely,


Glen Hjort
Chief Financial Officer


cc:  Michael J. Luciano
     President & Chief Executive Officer